                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Aramex International Limited
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
                         (Title of Class of Securities)

                                   G04450 10 5

                                 (CUSIP Number)

                                   Arif Naqvi
                     Rasmala Distribution (Bermuda) Limited
                            Emirates Towers Offices
                             10th Floor, Suite 10A
                        Sheikh Zayed Road, P.O.Box 31145
                          Dubai, United Arab Emirates
                                +971-4-330-3433

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                with copies to:

                              Thomas E. Vita, Esq
                                  Norton Rose
                         Kempson House, Camomile Street
                                London EC3A 7AN
                                    England
                              +44 (0)20-7283-6000

                                January 3, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rasmala Distribution (Bermuda) Limited
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rasmala Distribution (Cayman) Limited
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       BK

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        HC
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rasmala Buyout Fund LP
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Groupe Cupola Luxembourgeoise Holdings S.A.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Luxembourg
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rasmala General Partners II Limited
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Rasmala Partners Ltd.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Ali Samir al Shihabi
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Saudi Arabia
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arif Naqvi
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Pakistan
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Imtiaz Hydari
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United Kingdom
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Salman Mahdi
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       India
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

CUSIP NO G04450 10 5 (COMMON SHARES)                      13D
-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Shirish Saraf
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       None

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                                 [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       India
-------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF
                            None
   SHARES             ---------------------------------------------------------
                      8     SHARED VOTING POWER
BENEFICIALLY
                            2,656,655
OWNED BY EACH         ---------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
  REPORTING
                            None
   PERSON             ---------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    WITH
                            2,656,655
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,656,655
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

-------------------------------------------------------------------------------
13      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common shares of Aramex International Limited. The Joint Filing Agreement among the Reporting Persons is attached as
Exhibit 1 hereto. This joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement."

Item 1. Security and Issuer

     The Statement relates to the common shares, par value $0.01 per share, of Aramex International Limited, a company organized under the laws of Bermuda ("Aramex") with its principal executive offices located at 2 Badr Shaker Alsayyab Street, Um Uthayna, P.O. Box 3371, Amman 11181, Jordan.



Item 2. Identity and Background

(a). - (c). and (f). This Statement is being filed by:

Rasmala Distribution (Bermuda) Limited is a newly formed company organized under the laws of Bermuda (the "Purchaser"), with its principal offices at P.O. Box 31145, Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, Dubai, United Arab Emirates. Purchaser is a wholly owned subsidiary of Rasmala Distribution (Cayman) Limited that to date has not conducted any business other than in connection with its recommended cash offer for all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex, at a price of $12.00 per share, without interest thereon (the "Offer Price") on the terms and subject to the conditions set forth in its offer to purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     Rasmala Distribution (Cayman) Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Parent"), having its principal place of business located at Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and its telephone number at this address is +971-4-330-3433. One hundred percent of the voting power of Parent is owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited. A Subscription and Shareholders' Agreement has been entered into under which it has been conditionally agreed that 75 percent of the voting power of Parent will be owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited, and 25 percent of the voting power will be owned by Fadi Ghandour upon consummation of the Offer. At that time, the economic interests in Parent, which mainly arises out of the ownership of its non-voting shares, will be owned 60 percent for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited, 28.5 percent by Fadi Ghandour and 11.5 percent by a company which is a wholly-owned subsidiary of Rasmala Partners Ltd. Parent has not conducted any business to date other than in connection with the Offer but it is contemplated that it may also be used for making future investments for Rasmala Buyout Fund LP.

Rasmala Buyout Fund LP is an exempted limited partnership formed under the laws of the Cayman Islands with its principal place of business located at Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and its telephone number at this address is +971-4-330-3433. The general partner of Rasmala Buyout Fund LP is Rasmala General Partners II Limited and the limited partnership interest is primarily owned by Groupe Cupola Luxembourgeoise Holdings S.A. through a wholly-owned subsidiary. Other than the offer of limited partnership interests, Rasmala Buyout Fund LP has not conducted any business to date except in connection with the Offer but it is contemplated that it will acquire controlling equity positions in, primarily, Middle Eastern companies and create value through the use of leverage, operational improvements and management incentives.

     Groupe Cupola Luxembourgeoise Holdings S.A. is a company organized under the laws of Luxembourg with its principal place of business located at P.O. Box 31145, Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates, and its telephone number at that address is +971-4-330-3433. Groupe Cupola, through its subsidiaries, primarily conducts business in the Middle East region focusing on the retail, consumer, engineering and information sectors.

     Rasmala General Partners II Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands with its principal place of business located at Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and its telephone number at this address is +971-4-330-3433. Rasmala General Partners II Limited is a wholly-owned subsidiary of Rasmala Partners Ltd. and is the general partner of Rasmala Buyout Fund LP.

     Rasmala Partners Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands with its principal place of business located at Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and its telephone number at this address is +971-4-330-3433. The management committee members of Rasmala Partners Ltd. are Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf. Rasmala Partners Ltd. provides services relating to managing and advising in investments and investment funds, undertaking corporate finance activities, and establishing various leveraged buy-out funds.

     Arif Naqvi is on the management committee of Rasmala Partners Ltd. Arif Naqvi is the Chief Executive Officer of Rasmala Partners Ltd. and a member of Rasmala Partners Ltd.'s board of directors. Arif Naqvi also serves as a director for each of Purchaser, Parent, Groupe Cupola, Rasmala General Partners II Limited and Rasmala Partners Ltd. and an executive officer for Groupe Cupola and Rasmala Partners Ltd. Arif Naqvi's business address is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and his telephone number at this address is +971-4-330-3433.

     Ali Samir al Shihabi is on the management committee of Rasmala Partners Ltd. Ali Samir al Shihabi is Chairman of Rasmala Partners Ltd.'s board of directors and also serves as a director for each of Purchaser, Parent, Rasmala General Partners II Limited and Rasmala Partners Ltd. and an executive officer for Rasmala Partners Ltd. Ali Samir al Shihabi's address is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and his telephone number at this address is +971-4-330-3433. Ali Samir al Shihabi is the Chairman of Rasmala Partners Ltd.

     Imtiaz Hydari is on the management committee of Rasmala Partners Ltd. Imtiaz Hydari is a director for Purchaser, Parent, Groupe Cupola, Rasmala General Partners II Limited and Rasmala Partners Ltd. Imtiaz Hydari's business address is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and his telephone number at this address is +971-4-330-3433.

     Salman Mahdi is on the management committee of Rasmala Partners Ltd. Salman Mahdi is a director for Parent, Rasmala General Partners II Limited and Rasmala Partners Ltd. Salman Mahdi's business address is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and his telephone number at this address is +971-4-330-3433.

     Shirish Saraf is on the management committee of Rasmala Partners Ltd. Shirish Saraf is a director for Parent, Rasmala General Partners II Limited and Rasmala Partners Ltd. Shirish Saraf's business address is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates and his telephone number at this address is +971-4-330-3433.

     Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Rasmala Buyout Fund LP, Groupe Cupola, Luxembourgeoise Holdings S.A., Rasmala General Partners II Ltd., Rasmala Partners Ltd., Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf are hereinafter sometimes collectively referred to as the "Reporting Persons", and individually as a "Reporting Person".

     Fadi Ghandour, Rula Ghandour and William Kingson, the three largest individual shareholders of Aramex, are hereinafter sometimes referred to collectively as the "Principal Shareholders", and individually as a "Principal Shareholder".

     The Principal Shareholders have each executed a Voting and Tender Agreement with Purchaser and Parent (the "Voting and Tender Agreement"), which is described in more detail in Item 6 below and is incorporated herein by reference.

     The directors and executive officers of the Reporting Persons, along with those Reporting Persons who are individual persons, are set forth on Schedule I, attached hereto, which contains the following information with respect to each such person: (i) name, (ii) residence or business address (iii) present principal occupation or employment and the name, principal business and principal business address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

(d). - (e). During the last five years, to the best of our knowledge, none of the persons listed on Schedule I hereto nor Purchaser, Parent, Rasmala Buyout Fund LP, Groupe Cupola, Rasmala General Partners II Limited or Rasmala Partners
Ltd: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Offer is not conditioned upon any financing arrangements. The total amount of funds Purchaser requires to purchase all of the Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the amalgamation is estimated to be approximately $65 million. Purchaser will obtain all funds needed for the Offer and the amalgamation as follows:

     Thirty-five million dollars of financing is to be provided under third-party loans. Specifically, funds are to be made available pursuant to:

     (a) a $30,000,000 Senior Bridge Facility Agreement between Parent as borrower, Purchaser as guarantor and SHUAA Capital p.s.c. as lender (the "Senior Bridge Facility"); and

     (b) a $5,000,000 Mezzanine Bridge Facility Agreement between Parent as borrower, Purchaser as guarantor and Capital Trust N.V. as lender (the "Mezzanine Bridge Facility").

     In addition, Rasmala Buyout Fund LP is providing a $5,000,000 Investor Loan Agreement to Parent as borrower with Purchaser as guarantor on the same terms as the Mezzanine Bridge Facility (the "Investor Loan", which together with the Senior Bridge Facility and the Mezzanine Bridge Facility constitute the "Bridge Facilities").

     Each Bridge Facility is repayable in one amount on the date falling six months after the date of first borrowing thereof.

     The Bridge Facilities are also repayable upon a change of control (more than 50 percent) of Parent or Purchaser or Aramex or if substantially all of the business of Aramex is disposed of or if it becomes illegal for the Bridge Facilities to be outstanding.

     The proceeds of the Bridge Facilities (and the initial equity subscriptions in Parent) are to be on-lent by Parent to Purchaser by way of an intra-group loan agreement for up to $65,000,000 between such parties (the "Parent Loan"). The Parent Loan is to be assigned to SHUAA Capital p.s.c. as security trustee (collateral agent) for the Bridge Facilities.

     The Bridge Facilities are also to be secured by a pledge of shares in Purchaser granted by Parent and a pledge of shares in Aramex granted by Purchaser, in each case, in favor of SHUAA Capital p.s.c. as security trustee (collateral agent). Purchaser is guarantor of all these Bridge Facilities.

     The Share Charge between Purchaser and SHUAA Capital p.s.c. grants SHUAA Capital p.s.c., as security trustee for the lenders under the Bridge Facilities, a first priority security interest over all the issued share capital of Aramex, as well as over any additional equity securities in Aramex acquired by Purchaser, dividends or interest paid or payable on all such shares and to the extent not covered by the above, proceeds of the foregoing. The share charge is enforceable if an event of default occurs under any of the Bridge Facilities and the respective lenders thereunder (through their agent) issue a notice of enforcement to Parent. Upon such occurrence the security trustee is granted certain standard powers and rights in respect of the charged assets, including the right to vote the shares, receive dividends and sell, transfer or otherwise dispose of the shares. Purchaser makes certain standard representations, warranties and undertakings and provides customary indemnification to the security trustee. The security interest over the shares of Aramex is to be released upon the repayment in full of the obligations under the Bridge Facilities or upon the amalgamation of Purchaser and Aramex. The pledge agreement executed by Parent in respect of the shares of Purchaser is on substantially the same terms and conditions as described above; and it is expressed to extend to the shares in the amalgamated entity that results from the amalgamation of the Purchaser and Aramex (if any).

The Senior Bridge Facility has an interest rate of 9.25 percent per annum.
The Mezzanine Bridge Facility and Investor Loan each has an interest rate of 10 percent per annum. In each case the accrued interest will be payable upon the principal repayment date.

     The Bridge Facilities are subject to customary provisions including indemnities and yield protection provisions, representations and warranties, covenants and events of default (including for non-payment, breach of representation and warranty or covenant, cross-default with other facilities and bankruptcy related events). There are restrictions (subject to agreed exceptions and threshold limits) on any member of the Group granting security interests, incurring financial indebtedness, issuing shares, making disposals, changing business, paying dividends, merging and making acquisitions.

     The availability of the Bridge Facilities is subject to the prior satisfaction of a number of conditions including the payment of certain fees, the issue of warrants by Parent (which warrants will not be immediately exercisable), the execution of the security documents and other finance documents, the receipt of $25,000,000 of equity by Parent, the execution of the Amalgamation Agreement, offer documents and related documents in the form satisfactory to the lenders, the issue of legal opinions, receipt of Aramex financial information and satisfaction of a number of the conditions to the offer. The majority of the conditions have been satisfied at the signing of the Bridge Facilities.

     The $25,000,000 equity financing is to be provided to Purchaser through the Parent Loan. Such sum will be furnished to Parent pursuant to the Subscription and Shareholders' Agreement dated January 3, 2002. Under that Agreement, it has conditionally been agreed that Rasmala Buyout Fund LP, acting by its general partner, Rasmala General Partners II Limited, will acquire shares with 75 percent of the voting power of and 60 percent of the economic interest in Parent; Fadi Ghandour will acquire shares carrying 25 percent of the voting power and 28.5 percent of the economic interest in Parent; and a company which is a wholly-owned subsidiary of Rasmala Partners Ltd. will acquire shares carrying 11.5 percent of the economic interest in Parent.

     Each share in Parent is being issued at a subscription price of $5.00 per share. The issue and allotment of such shares pursuant to the Subscription and Shareholders' Agreement and the payment of the subscription amounts for such shares is subject to the Amalgamation Agreement still being in force and the Purchaser announcing that it has accepted the Shares tendered in the Offer in accordance with the terms of the Offer.

     It is the intention of Parent to seek longer term finance to replace the Bridge Facilities and it is in discussions with a number of potential sources of this finance although at the date hereof no legal commitment has been obtained.

     Purchaser and Parent expressly reserve their right to obtain financing for the transaction through alternative sources. However, currently, no alternative financing arrangements or alternative financing plans exist.

Item 4. Purpose of the Transaction

     (a). - (j). On January 4, 2002, Parent and Aramex issued a joint press release announcing the terms of a recommended cash offer to be made by Parent through Purchaser, its wholly-owned subsidiary, for all the outstanding common shares, par value $0.01 per share (including common shares issuable upon the conditional exercise of exercisable options to purchase Aramex common shares having exercise prices of less than $12.00 under Aramex's stock option plan) of Aramex (collectively, the "Shares").

     The purpose of the Offer is to acquire control of, and the entire equity interest in, Aramex. As part of the Offer, Purchaser is offering to pay $12.00 per common share in cash, without interest, less any required withholding taxes. The Offer for Aramex common shares also includes common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan. Purchaser is offering to pay to the holders of such options $12.00 less the per share exercise price and any required withholding taxes for each option share purchased in the Offer.

     The Offer is conditioned upon, among other things, the following: (i) there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereof for the Offer that number of Shares which, together with any common shares then beneficially owned by Purchaser or Parent, represents at least 75 percent of the total number of outstanding common shares on a fully diluted basis on the date of purchase and
(ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable antitrust or competition law. The Offer is also subject to the other conditions set forth in the Offer to Purchase.

     The Principal Shareholders have executed a Voting and Tender Agreement, dated January 3, 2002, with Parent and Purchaser. Pursuant to the Voting and Tender Agreement, each Principal Shareholder has irrevocably agreed, subject to the terms and conditions set forth therein, that he or she will tender his or her Shares, and cause the registered holder to tender such Shares in the Offer, and conditionally exercise any and all options. The Principal Shareholders have also agreed that they will not withdraw any such Shares, conditionally exercised options or option shares except following expiration of the Offer pursuant to its terms or the termination of the Voting and Tender Agreement. The Principal Shareholders have also agreed, pursuant to the Voting and Tender Agreement and subject to the terms and conditions set forth therein, to vote, and to cause the registered holder on any applicable record date with respect to any of his or her Shares, to vote such Shares as directed by Purchaser and Parent. As of January 3, 2002, the Principal Shareholders collectively owned 2,456,655 common shares of Aramex, which in the aggregate total 50.18 percent and which individually total 12.38 percent in the case of Fadi Ghandour, 12.64 percent in the case of Rula Ghandour and 25.16 percent in the case of William Kingson of the outstanding common shares. Fadi Ghandour and William Kingson also collectively own options to acquire 200,000 Aramex common shares. The Voting and Tender Agreement is described in more detail in Item 6 below and is incorporated herein by reference.

     Pursuant to the Agreement and Plan of Amalgamation among Purchaser, Parent, and Aramex, dated January 3, 2002, if less than all of the outstanding common shares are tendered to Purchaser in the Offer, Purchaser intends acquire all of the remaining common shares through either a compulsory acquisition or an amalgamation of Aramex and Purchaser under Bermuda law. If, after completion of the offer, 90 percent in value of the then outstanding common shares not held at the date of the Offer by Purchaser, a subsidiary of Purchaser or a nominee for either of them have been tendered then, pursuant to Section 102 of the Companies Act 1981 (Bermuda) (the "Companies Act"), Purchaser intends to compulsorily acquire all the common shares that were not tendered in the Offer. Following such compulsory acquisition, Aramex would become a wholly owned subsidiary of Purchaser. Alternatively, if following the completion of the Offer, Purchaser is unable to conduct a compulsory acquisition of the outstanding common shares that were not tendered in the Offer, then upon the terms and subject to the conditions of the Amalgamation Agreement and the Companies Act, Aramex and Purchaser intend to amalgamate and the separate corporate existence of Aramex and Purchaser will cease. Aramex and Purchaser will continue as the amalgamated company under Bermuda law and will be a wholly owned subsidiary of Parent. The Amalgamation Agreement is described in more detail in Item 6 below.

     It is expected that following completion of the compulsory acquisition or amalgamation, Aramex's operations will be conducted substantially as they currently are being conducted. In connection with the Offer, the Reporting Persons have reviewed, and will continue to review, on the basis of publicly available information and their discussions with the management of Aramex, various possible business strategies that Aramex may pursue in the event that the Reporting Persons acquire control of Aramex pursuant to the Offer, the compulsory acquisition or the amalgamation. If and to the extent that the bidders acquire control of Aramex or otherwise obtains access to the books and records of Aramex, the Reporting Persons intend to conduct a detailed review of Aramex and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Aramex's business strategy, corporate structure, Memorandum of Association, Bye-laws, capitalization, management or dividend policy.

     Conditional agreements have been entered into under which Fadi Ghandour will own 25 percent of the voting power of Parent and an economic interest in Parent on a fully diluted basis of 28.5 percent. Fadi Ghandour has agreed to continue under the terms of his current Employment Agreement, pursuant to which he will continue in his role as Chief Executive Officer of Aramex or the amalgamated company. William Kingson has signed a Letter of Appointment to serve as non-executive Chairman of the board of directors of Parent and Aramex or the amalgamated company after consummation of the Offer.

     Except as described in this Statement, none of the persons listed in
Schedule 1 hereto nor the Reporting Persons have present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization, liquidation or sale or transfer of a material amount of assets involving Aramex or any of its subsidiaries, or any material changes in Aramex's present capitalization, dividend policy, corporate structure or Memorandum of Association or Bye-laws which may impede the acquisition of control of Aramex by any person or business or any material changes or reductions in the composition or terms of its management or personnel.

     If the amalgamation is effected between Purchaser and Aramex, the directors and officers (and resident representative, if any) of Purchaser at the effective time of the amalgamation, together with Fadi Ghandour and William Kingson, shall, from and after such time, be the directors and officers (and resident representative, if any), respectively, of the amalgamated company until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the amalgamated company.

     If instead the compulsory acquisition is effected, Purchaser intends to remove the current directors from the Aramex board of directors and to replace them with directors of our choice in accordance with the provisions of the Companies Act and Aramex's Bye-laws. Purchaser intends to conduct a detailed review of Aramex to determine what, if any, changes to the current officers of Aramex would be desirable and to effect the removals and appointments of officers deemed appropriate in accordance with the provisions of Aramex's Bye-laws and the Companies Act.

     As soon as practicable following the consummation of the Offer, Purchaser and Parent intend to remove the common shares from quotation on the Nasdaq National Market and to deregister the common shares under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

     (a). As a result of entering into the Voting and Tender Agreement, Purchaser, Parent, Rasmala Buyout Fund LP, Groupe Cupola Luxembourgeoise Holdings S.A., Rasmala General Partners II Ltd., Rasmala Partners Ltd., Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf may be deemed to have shared beneficial ownership of 2,656,655 common shares, which represent an interest in Aramex of approximately 52.1 percent of Aramex's outstanding common shares (which number includes 200,000 common shares issuable on the exercise of the 200,000 exercisable options owned by Fadi Ghandour and William Kingson).

     (b). Pursuant to the Voting and Tender Agreement, Purchaser, Parent, Rasmala Buyout Fund LP, Groupe Cupola Luxembourgeoise Holdings S.A., Rasmala General Partners II Ltd., Rasmala Partners Ltd., Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf have the shared power to direct the vote of all the common shares beneficially owned by Fadi Ghandour, Rula Ghandour and William Kingson (2,656,655 Shares in the aggregate), including the 200,000 common shares issuable on the exercise of the 200,000 excercisable options owned by Fadi Ghandour and William Kingson, in the limited circumstances set forth therein.

     (c). Except as described herein, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any other person referred to in Schedule I attached hereto, beneficially owns or has effected any transaction in Shares during the past 60 days.


     (d). Not applicable.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in this Statement, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any other person referred to in
Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Aramex, including, but not limited to, transfer or voting of any securities of Aramex, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The following are summaries of certain provisions of the Amalgamation Agreement, the Voting and Tender Agreement and the Confidentiality Agreement. These summaries are qualified in their entirety by reference to the above-mentioned agreements and are incorporated herein by reference. Capitalized terms used herein and not defined herein have the meanings assigned to those terms in the relevant agreement being described.

     1. The Agreement and Plan of Amalgamation between Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited and Aramex

     The Offer. The Amalgamation Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of those conditions set forth in the Offer as described in Section 18 of the Offer to Purchase (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) (collectively, the "Offer Conditions"), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

     Directors. Subject to applicable law and any applicable listing requirements, promptly upon the acceptance for payment by Purchaser pursuant to the Offer and payment for such number of Shares as represents at least a majority of the outstanding Shares, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the nearest whole number, to serve on Aramex's board of directors as will give Purchaser representation on Aramex's board of directors equal to the product of
(1) the number of directors on Aramex's board of directors (giving effect to the election of any additional directors pursuant to this provision) and (2) the percentage that such number of Shares owned (beneficially or registered) by Parent and/or Purchaser bears to the number of Shares outstanding. The Amalgamation Agreement provides that Aramex shall co-operate fully and promptly take all actions reasonably requested by Purchaser to enable Purchaser's designees to be elected or appointed to Aramex's board of directors, including, without limitation, securing the resignations of such number of directors as is necessary to provide Purchaser with such level of representation; provided, however, that Aramex's board of directors shall continue to include no fewer than three continuing directors until the consummation of either the compulsory acquisition or the amalgamation (the "Effective Time"). Pursuant to the Amalgamation Agreement, Aramex will cooperate fully with Purchaser to ensure that persons designated by Purchaser constitute the same percentage on each committee of Aramex's board of directors, except the committee of continuing directors described below and in the Amalgamation Agreement, as is on the entire board of directors of Aramex (giving effect to these related provisions of the Amalgamation Agreement).

     Purchaser agrees that, following the election or appointment of Purchaser's designees as described above and prior to the Effective Time, any amendment or termination of the Amalgamation Agreement requiring action by Aramex, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Amalgamation Agreement and any exercise or waiver of any of Aramex's rights or remedies under the Amalgamation Agreement will require the affirmative vote of a majority of the directors of Aramex then in office who are directors of Aramex on the date of the Amalgamation Agreement. Purchaser agrees that it will vote its common shares in favor of any corporate action necessary to ensure that there are three such directors until the Effective Time.

     Compulsory acquisition. The Amalgamation Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser shall act to compulsorily acquire the common shares that were not tendered in the Offer if, after completion of the Offer, 90 percent in value of the then outstanding common shares not held at the date of the Offer by Purchaser, a subsidiary of Purchaser or a nominee for either of them, have been tendered. If Purchaser is able to compulsorily acquire the common shares, Purchaser will be entitled, and intends, to acquire the remaining common shares on the same terms as the Offer pursuant to the compulsory acquisition procedure set out in Section 102 of the Companies Act.

     The amalgamation. If Purchaser should be unable to conduct a compulsory acquisition of the outstanding common shares that were not tendered pursuant to the Offer, then the Amalgamation Agreement provides that Aramex and Purchaser shall be amalgamated. Aramex and Purchaser will continue as the Amalgamated Company under Bermuda law and all of the rights, privileges, immunities, powers and franchises of Purchaser and Aramex shall be those of the Amalgamated Company. Aramex has agreed to convene a special general meeting for such purpose as promptly as practicable after the consummation of the Offer if there is no compulsory acquisition.

     Charter, bye-laws, directors and officers. If the amalgamation is effected, the memorandum of association of Aramex shall be the memorandum of association of the Amalgamated Company until thereafter changed or amended as provided therein or by applicable law. If the amalgamation is effected, the bye-laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bye-laws of the Amalgamated Company until thereafter changed or amended as provided therein or by applicable law.

     The directors and officers (and resident representative, if any) of Purchaser at the Effective Time assuming the amalgamation is effected, together with Fadi Ghandour and William Kingson, shall, from and after such Effective Time, be the directors and officers (and resident representative, if any), respectively, of the Amalgamated Company until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the Amalgamated Company.

     Conversion of common shares. The Amalgamation Agreement provides that each common share issued and outstanding immediately prior to the Effective Time of the amalgamation (other than common shares owned by Parent or Purchaser, all of which shall be cancelled without any consideration being exchanged therefor) shall, by virtue of the amalgamation and without any action on the part of the holder thereof, be converted at the Effective Time of the amalgamation into the right to receive in cash an amount per common share (subject to any applicable withholding tax as specified in the Amalgamation Agreement) equal to the Offer Price, without interest, upon the surrender of the certificate(s) representing such common shares as provided in the Amalgamation Agreement.

     Representations and warranties. In the Amalgamation Agreement, Aramex has made representations and warranties to Parent and Purchaser with respect to, among other matters, its organization and qualification, capitalization, charter documents and minutes, authority, consents and approvals, financial statements, absence of any material adverse effect on Aramex since September 30, 2001, information to be included in the Schedule 14D-9, Offer Documents and the Proxy Statement, brokers, labor and employment matters, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, information technology, real property, material contracts, related party transactions, opinion of financial advisor, vote required by Aramex's shareholders to approve the amalgamation, inapplicability of state takeover statutes, insurance, accounts receivable, customers, powers of attorney and joint ventures. Each of Parent and Purchaser has made representations and warranties to Aramex with respect to, among other matters, its organization and qualification, authority, information to be included in the Offer Documents and Proxy Statement, consents and approvals, brokers, litigation, sufficient funds and source of funds.

     Covenants. The Amalgamation Agreement obligates Aramex from the date of the Amalgamation Agreement until the earlier of the Effective Time and the date on which the majority of Aramex's directors are designees of Parent or Purchaser, or until the earlier termination of the Amalgamation Agreement, to conduct its operations only in the ordinary and usual course of business and consistent with past practice and to use its best efforts to preserve intact the business organization of Aramex and the Group Entities, to keep available the services of its present officers and key employees, and to preserve the goodwill of those having business relationships with it. The Amalgamation Agreement also contains specific restrictive covenants as to certain activities of Aramex during the period specified in the preceding sentence, which provide that Aramex will not take certain actions without the prior written consent of Parent, including, among other things and subject to certain exceptions (including materiality thresholds and qualifiers) and to applicable Bermuda law, issuing or selling any Aramex securities or options to acquire such securities, redeeming or repurchasing securities, changing its capital structure, proposing or adopting amendments to its memorandum of association or bye-laws, granting stock-related awards or bonuses, selling, leasing, mortgaging or otherwise encumbering any of its properties or assets, other than in the ordinary course of business and consistent with past practice entering into or amending material contracts, incurring indebtedness, establishing or amending any benefits plans, changing any of its accounting policies, changing its insurance policies, taking any action that would make a representation or warranty inaccurate, entering into or amending any existing employment agreements, failing to maintain its property or agreeing in writing or otherwise to take any of the foregoing actions.

     No solicitation. In the Amalgamation Agreement, Aramex has agreed not to, and to cause those specified entities which comprise Aramex's international express package delivery, freight forwarding, logistics and other transport operations (each a "Group Entity" and collectively, the "Group Entities") and the officers, directors, employees, representatives (including investment bankers, attorneys and accountants), agents and affiliates of Aramex and the Group Entities not to, directly or indirectly, (1) encourage, solicit or initiate any Acquisition Proposal or (2) participate in negotiations with, or provide any information to, or afford any access to the properties, books or records of Aramex or any Group Entity, or otherwise take any other action to assist or facilitate (including granting any waiver or release under any standstill or similar agreement with respect to any securities of Aramex) any Person or group (other than Parent, Purchaser or any affiliate or associate of Parent or Purchaser) (a "Potential Acquirer") concerning any Acquisition Proposal. In the event Aramex receives any Acquisition Proposal, Aramex shall promptly notify Parent of such receipt and provide Parent with the identity of the Potential Acquirer and a description of such Acquisition Proposal (or a copy thereof).

     Notwithstanding the foregoing, Aramex may take any of the actions referred to above with respect to a Potential Acquirer that has made an unsolicited written bona fide Acquisition Proposal provided that all of the following conditions are satisfied:

     (1) Aramex's board of directors (acting by a majority of the entire board) determines in good faith, after consultation with its independent financial advisor and independent legal counsel, that such Acquisition Proposal is reasonably likely to result in the making of a Superior Proposal;

     (2) Aramex promptly (and in any event within 24 hours of receipt) notifies Parent of the receipt of such Acquisition Proposal and/or any request for nonpublic information relating to Aramex or any Group Entity or for access to the properties, books or records of Aramex or any Group Entity by the Potential Acquirer that has made such Acquisition Proposal and that Aramex intends to engage in negotiations with, or to provide information to such Potential Acquirer,

     (3) Aramex receives from such Potential Acquirer an executed confidentiality or standstill agreement that is no more favorable to such person than the Confidentiality Agreement which such agreement is summarized below in this Offer to Purchase; and

     (4) Aramex furnishes or makes available to Parent the same information provided to such Person (to the extent not previously furnished or made available).

     If Aramex (or any Group Entity or its or their respective officers, directors, employee, representatives, agents or affiliates) participates in discussions or negotiations with, or provides information to a Potential Acquirer, Aramex will keep Parent advised on a current basis of any developments with respect thereto.

     Aramex will, and will cause the Group Entities and the respective officers, directors, employees, representatives, agents and affiliates of Aramex and the Group Entities to, immediately cease and cause to be terminated any existing solicitation, activity, discussions or negotiations with any Persons (other than Parent, Purchaser or any of their respective affiliates or associates) conducted prior to the date of the Amalgamation Agreement with respect to any Acquisition Proposal.

     Unless Aramex terminates the Amalgamation Agreement in accordance with the termination provisions set out in the Amalgamation Agreement, Aramex shall not
(1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation of the Offer or the amalgamation as set forth in the Amalgamation Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (3) enter into any letter of intent, agreement in principle or acquisition agreement related to any Acquisition Proposal.

     Nothing contained in the Amalgamation Agreement prohibits Aramex or Aramex's board of directors from taking and disclosing to Aramex's shareholders a position with respect to an Acquisition Proposal by a third party pursuant to the rules related thereto contained in Rules 14d-9 and 14e-2(a) under the Exchange Act or otherwise communicating with Aramex's shareholders to the extent required by law.

     Indemnification; Directors' and officers' insurance. The Amalgamation Agreement provides that for six years after the Effective Time, Aramex or the Amalgamated Company, as applicable, shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Amalgamation Agreement or who becomes prior to the Effective Time, an officer or director of Aramex and the Group Entities or an employee of Aramex or any Group Entity who acts as a fiduciary under any of Aramex's employee benefit plans disclosed by Aramex pursuant to the Amalgamation Agreement (each an "INDEMNIFIED PARTY") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Aramex or the Amalgamated Company, as applicable, which consent shall not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time to the full extent permitted under Bermuda law, Aramex's or the Amalgamated Company's memorandum of association or bye-laws, as applicable, or Aramex's written indemnification agreements in effect at the date of the Amalgamation Agreement, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit. In the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Bermuda law, Aramex's or the Amalgamated Company's memorandum of association or bye-laws, as applicable, or Aramex's written indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to the Amalgamated Company and the Indemnified Party. These measures shall not impair any rights or obligations of any Indemnified Party. In the event that any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Aramex (if selected prior to the Effective Time) or Aramex or the Amalgamated Company (as applicable, if selected after the Effective Time).

     The Amalgamation Agreement further provides that Aramex or the Amalgamated Company, as applicable, shall maintain Aramex's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that Aramex or the Amalgamated Company, as applicable, may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such for such existing officers' and directors' liability insurance for the six-year period shall not exceed $300,000.

     Employee matters. The Amalgamation Agreement provides that contemporaneous with the execution of the Amalgamation Agreement, Aramex shall enter into (1) a Deed of Variation with Fadi Ghandour and (2) a Letter of Appointment with William Kingson in the forms attached to the Amalgamation Agreement and as described in summary below.

     Conditions to the consummation of the amalgamation. The Amalgamation Agreement provides that the respective obligations of each party to effect the amalgamation are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time, of the following conditions:

     (a)   the compulsory acquisition shall not have occurred;

     (b) the plan of amalgamation contained in the Amalgamation Agreement shall have been approved by the requisite affirmative vote of the shareholders of Aramex and Purchaser required by and in accordance with applicable law;

     (c) all necessary waiting periods under the HSR Act and any other antitrust or competition laws applicable to the amalgamation shall have expired or been terminated;

     (d) no statute, rule regulation, executive order, judgment, decree or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or Governmental Entity against Parent, Purchaser or Aramex and be in effect that prohibits or restricts the consummation of the amalgamation or makes such consummation illegal (each party agreeing to use all reasonable efforts to have such prohibition lifted);

     (e) Purchaser shall have accepted for payment and paid for the Shares tendered pursuant to the Offer; and

     (f) appraisal actions with respect to the amalgamation shall not have been filed by or on behalf of shareholders of Aramex holding more than 10 percent of the outstanding common shares.

     Termination. The Amalgamation Agreement provides that it may be terminated and the amalgamation may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Aramex (with any termination by Parent also being an effective termination by Purchaser):

     (a)   by mutual written consent of Aramex and Parent;

     (b) by Parent or Aramex if any court of competent jurisdiction or other Governmental Entity shall have issued and not revoked or lifted an order, decree or ruling (which order, decree or ruling the parties hereto shall use reasonable efforts to lift) or taken and not revoked or lifted any other action restraining, enjoining or otherwise prohibiting the Offer, the amalgamation or any of the transactions contemplated by the Amalgamation Agreement;

     (c) by Aramex if (1) Purchaser fails to commence the Offer as required by the Amalgamation Agreement, (2) Purchaser shall not have accepted for payment and paid for Shares tendered pursuant to the Offer in accordance with the terms thereof on or before the 90th day after the date of the Amalgamation Agreement, (3) Purchaser fails to accept for payment and pay for validly tendered Shares in violation of the Offer or the terms of the Amalgamation Agreement or (4) Purchaser or Parent shall have breached any of their respective representations, warranties or covenants of the Amalgamation Agreement, which breach has had or is reasonably likely to have a material adverse effect on the ability of Parent or Purchaser to consummate the transactions contemplated by the Amalgamation Agreement;

     (d) by Parent if, due to the non-satisfaction of any of the Offer Conditions which are discussed in Section 18 of the Offer to Purchase, Purchaser has (1) terminated the Offer without purchasing any Shares tendered pursuant to the Offer or (2) not accepted for payment Shares tendered pursuant to the Offer prior to the 90th day after the date of the Amalgamation Agreement;

     (e) by Aramex, prior to the acceptance for payment of Shares tendered pursuant to the Offer, if (1) Aramex has received a Superior Proposal, (2) Aramex has complied with the no solicitation provisions of the Amalgamation Agreement, (3) Aramex has notified Parent and Purchaser in writing of its receipt of, and its intention to accept, a Superior Proposal and the material terms thereof and, during the seven (7) day period following such notice, has afforded Parent the opportunity to make revised proposals (including by negotiating the terms of any such proposals with Parent), (4) Aramex's board of directors shall have concluded, after considering the results of such negotiations and any revised proposal made by Parent that the Superior Proposal giving rise to Aramex's notice continues to be a Superior Proposal, and (5) Aramex simultaneously with its termination of the Amalgamation Agreement makes the payment required therein; and

     (f) by Parent, prior to the acceptance for payment of Shares tendered pursuant to the Offer, if Aramex shall have taken or Aramex's board of directors shall have resolved to take any of the actions referred to in the no solicitation provisions of the Amalgamation Agreement or Aramex shall have breached any of its obligations under the no solicitation provisions of the Amalgamation Agreement.

     Effect of termination. In the event that the Amalgamation Agreement is terminated in accordance with its terms and the amalgamation is abandoned, the Amalgamation Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, other than provisions relating to confidentiality obligations, press releases, the effect of termination, and the payment of fees and expenses which will survive any such termination; provided that no party will be relieved from liability for any willful breach of the Amalgamation Agreement.

     Fees and expenses. Except as provided below, whether or not the amalgamation is consummated, all costs and expenses incurred in connection with the Offer, the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement will be paid by the party incurring such expenses.

     The Amalgamation Agreement provides that, in the event that the Amalgamation Agreement is terminated due to certain conduct or actions of Aramex, as specified in the Amalgamation Agreement, Aramex shall pay Parent a termination fee of $2,000,000 (the "Termination Fee") in immediately available funds by wire transfer to an account designated by Parent. The Amalgamation Agreement further provides that any amounts payable pursuant to the above shall be payable promptly but in no event later than 2 Business Days following termination of the Amalgamation Agreement and, if Aramex is the party seeking to terminate the Amalgamation Agreement, as a condition thereto. If the Amalgamation Agreement is terminated by Parent pursuant to paragraph (f) above and the Termination Fee is paid in accordance with this paragraph, Parent has agreed that it will not seek damages for Aramex's breach of the no solicitation provision of the Amalgamation Agreement.

     The prevailing party in any legal action undertaken to enforce this Agreement or any provision hereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action. If Parent commences a suit brought for Aramex's failure to pay the Termination Fee when due and such suit results in a judgment against Aramex with respect to the payment of the Termination Fee, Aramex shall pay to Parent its costs and expenses as provided above together with interest from the date of termination of this Agreement on the amounts so owed at the prime rate offered by Citibank in effect from time to time during such period for Dollar denominated loans plus 2 percent.

     Amendment. To the extent permitted by applicable law, the Amalgamation Agreement may be amended by action taken by or on behalf of the boards of directors of Aramex, Parent and Purchaser, respectively, subject in the case of Aramex to the Amalgamation Agreement, at any time before or after approval of the Amalgamation Agreement by the shareholders of Aramex but, after any such shareholder approval, no amendment may be made which decreases the Amalgamation Consideration or which adversely affects the rights of Aramex's shareholders under the Amalgamation Agreement without the approval of the shareholders of Aramex. The Amalgamation Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.


     2. Voting and Tender Agreement by and among Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rula Ghandour and William Kingson

     Tender of common shares. In connection with the execution of the Amalgamation Agreement, Parent and Purchaser have entered into a Voting and Tender Agreement of even date with the Amalgamation Agreement with the Principal Shareholders, who as of January 3, 2002, owned in the aggregate 2,456,655 common shares and options to acquire 200,000 common shares which together, represent approximately 50.8 percent of the issued and outstanding common shares on a fully diluted basis. Pursuant to the Voting and Tender Agreement, upon the terms and conditions set forth therein, each Principal Shareholder has agreed that he or she will (1) tender, or cause the Registered Holder to tender, pursuant to and in accordance with the terms of the Offer (or any replacement or subsequent tender offer by Parent or any of its subsidiaries for common shares made prior to the termination of the Voting and Tender Agreement), all Owned Shares and (2) conditionally exercise any and all options pursuant to and in accordance with the terms of the Offer (or any replacement or subsequent tender offer by Parent or any of its subsidiaries for common shares made prior to the termination of the Voting and Tender Agreement) and shall not withdraw any of such Owned Shares, conditionally exercised options or Owned Shares underlying conditionally exercised options, except following expiration of the Offer pursuant to its terms or the expiration of the Voting and Tender Agreement.

     Voting of owned shares. Each Principal Shareholder has also agreed, during the period commencing on the date of the Voting and Tender Agreement and continuing until the earlier of (x) the consummation of the Offer and (y) the termination of the Voting and Tender Agreement as follows:

     (a) unless Parent consents or requests otherwise, each Principal Shareholder shall, and shall cause the registered holder on any applicable record date with respect to any Owned Shares of such Principal Shareholder (the "Registered Holder") to, from time to time, at any meeting of shareholders of Aramex (whether annual or special and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of the holders of common shares, or in any other circumstances upon which a vote, consent or approval with respect to the amalgamation, the Amalgamation Agreement or any of the transactions contemplated hereby or thereby are sought: (1) if a meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for purposes of establishing a quorum, and (2) vote (or cause to be voted), in person or by proxy, or consent (or cause to be consented) the Owned Shares and any other voting securities of Aramex (whether acquired heretofore or hereafter) as to which such Principal Shareholder has, directly or indirectly, the right to vote or direct the voting in favor of the amalgamation, the Amalgamation Agreement and any other transactions contemplated thereby or by the Voting and Tender Agreement; and

     (b) unless Parent consents or requests otherwise, at any meeting of the shareholders of Aramex (whether annual or special and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of the holders of common shares, or in any other circumstances upon which a vote, consent or approval of any of the shareholders of Aramex is sought, to vote (or cause to be voted), in person or by proxy, or consent (or cause to be consented) the Owned Shares against any proposal for any extraordinary corporate transaction, including a recapitalization, dissolution, liquidation, or sale of assets of Aramex or any amalgamation, consolidation or other business combination (other than the amalgamation), between Aramex and any Person (other than Purchaser, Parent, or a subsidiary of Parent) or any other action or agreement that is intended or which reasonably could be expected to: (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Aramex or any Group Entity under the Amalgamation Agreement, (2) result in any of the conditions to Aramex's obligations under the Amalgamation Agreement not being fulfilled or
           (3) impede, interfere with, delay, postpone or adversely affect the Offer, the amalgamation and the transactions contemplated by the Amalgamation Agreement.

     Restrictions on transfer. Each Principal Shareholder has agreed that, until the Voting and Tender Agreement is terminated in accordance with its terms, such Principal Shareholder will not, directly or indirectly: (1) except as otherwise provided in the Voting and Tender Agreement, transfer to any Person any or all Owned Shares or options and shall not cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusal, agreements, or limitations of any kind on such shareholder's Owned Shares or the voting rights thereto to attach to the Owned Shares or the options or any Owned Shares issuable thereunder to be tendered to Purchaser pursuant to the Voting and Tender Agreement, or (2) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares.

     No solicitation. Each Principal Shareholder (1) is required to immediately terminate any discussions with any third party concerning an Acquisition Proposal and (2) has agreed not to, and will not permit any of his or her Representatives to, directly or indirectly, (a) encourage, solicit or initiate any Acquisition Proposal, (b) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any Person or group (other than Parent or Purchaser or any affiliate or associate of Parent or Purchaser) concerning any Acquisition Proposal, (c) enter into an agreement with any Person, other than Parent, providing for a possible Acquisition Proposal, or (d) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Proposal by any Person, other than by Parent. Notwithstanding the above, such Principal Shareholder may take any actions in the Principal Shareholder's capacity as a director, officer or employee of Aramex permitted under the Amalgamation Agreement or as otherwise required by applicable law.

     Representations and warranties. The Voting and Tender Agreement contains certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Principal Shareholders as to ownership of shares and power and authority to enter into the Voting and Tender Agreement.

     Covenants. The Voting and Tender Agreement obligates each Principal Shareholder to the effect that if the proxy granted by him or her in favor of Parent in the Voting and Tender Agreement has not been approved by Aramex's board of directors on or before the date of the Voting and Tender Agreement, he or she will execute a proxy in the form attached as an exhibit to the Voting and Tender Agreement and file such proxy with Aramex.

     Indemnification by Principal Shareholders. Each Principal Shareholder shall indemnify and hold harmless Parent, Purchaser or the Amalgamated Company, as the case may be, and the officers, shareholders and directors of each (an "Indemnified Party"), from and against any loss, claim, damage, liability, expense (including, without limitation, court costs and reasonable attorneys' and accountants' fees and reasonable costs of investigation incurred in connection with the defense of a claim) or obligation (hereinafter referred to collectively as "Indemnifiable Damages") which they or any of them may suffer or incur which are related to, caused by or arise out of certain tax liability raised during the course of the tax due diligence to be performed at the behest of Parent and Purchaser. Notwithstanding the foregoing, the Principal Shareholders will not be liable for indemnification unless written notice of a claim for indemnification is given by an Indemnified Party on or before the date which is six months after the date of the Voting and Tender Agreement.

     Notwithstanding anything else contained in the Voting and Tender Agreement to the contrary, the Principal Shareholders will not be liable to indemnify Parent or Purchaser (or the Amalgamated Company, as the case may be) for any Indemnifiable Damages hereunder until the aggregate amount of all Indemnifiable Damages, notice which has been given as provided in the Voting and Tender Agreement, shall exceed $50,000 and then for the entire amount of all Indemnifiable Damages. The limitations on the Principal Shareholders' indemnity obligations set forth in the Voting and Tender Agreement shall not apply to any Indemnifiable Damages which are determined to have resulted from fraud on the part of the Principal Shareholder, Aramex or any Group Entity.

     An Indemnified Party shall notify the Principal Shareholders and the Escrow Agent in writing, of any claim or event known to it which does, or in its reasonable judgement may, give rise to a claim for indemnification under the Voting and Tender Agreement (an "Indemnifiable Claim"). Such notice shall conform with the requirements set forth in the Voting and Tender Agreement, including the requirement that the Principal Shareholders shall have 30 days to respond to each such notice, unless the claim relates to a claim, action, suit or proceeding brought by any Person who is not a party to this Agreement (a "Third-Party Claim"), in which case the Principal Shareholders shall respond timely and promptly.

     Any Indemnified Party will have the right to employ separate counsel in any such Third-Party Claim and to participate in the defense thereto, but the fees and expenses of such counsel shall not be at the expense of the Principal Shareholders unless (1) the Principal Shareholders shall have timely failed to assume the defense of such Third-Party Claim, (2) the employment of such counsel has been specifically authorized by the Principal Shareholders, or (3) the Principal Shareholders' counsel is prohibited under applicable rules of professional responsibility from representing the interests of both parties in such defense. If the Principal Shareholders do not assume the defense of a Third-Party Claim, the Indemnified Party may assume the defense and seek indemnification from time to time as the amount of the claim for which it is entitled to be indemnified becomes liquidated. Notwithstanding the foregoing, neither party shall pay, settle or compromise any such Third-Party Claim without the prior written approval of the other party. In connection with any Third-Party Claims, the party claiming indemnification shall cooperate fully to make available to the defending party all pertinent information under its control.

     To secure the indemnification obligations described in the Voting and Tender Agreement, the Escrow Amount will be deposited into an escrow account in accordance with the Escrow Agreement. The Escrow Amount will be subject to delivery to the Principal Shareholders, Parent or Purchaser (or the Amalgamated Company, as the case may be) on the terms and subject to the conditions set forth in the Escrow Agreement.

     Termination. Except for the provisions relating to representations and warranties of the Principal Shareholders, Principal Shareholder covenants, Indemnification by Principal Shareholders and other miscellaneous provisions, the Voting and Tender Agreement terminates with respect to each Principal Shareholder upon the earlier of (a) the date upon which Purchaser shall have purchased and paid for all of the Owned Shares of such Principal Shareholders in accordance with the Offer, (b) the date upon which the Amalgamation Agreement is terminated for the reasons described in clauses (a) through (d) under "Amalgamation Agreement" above, and (c) the date which is 90 days after the date of the Amalgamation Agreement if, by such date, Purchaser has not accepted for payment Shares tendered pursuant to the Offer in accordance with the terms hereof.

     3. Confidentiality Agreement

     On September 12, 2001, Groupe Cupola and Aramex signed a confidentiality agreement providing, among other things, that, subject to the terms of the Confidentiality Agreement, the parties thereto would keep confidential certain confidential information provided by the parties or their Representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors).

Item 7. Material to be filed as Exhibits

     1. Joint Filing Agreement dated January 11, 2002 by and among Rasmala Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited, Rasmala Buyout Fund LP, Groupe Cupola Luxembourgeoise Holdings S.A., Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf.

     2. Senior Bridge Facility Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as borrower, Rasmala Distribution (Bermuda) Limited as guarantor and SHUAA Capital p.s.c. as lender. (Incorporated herein by reference to Exhibit (b)(1) to the Schedule
        TO filed with respect to Aramex International Limited on January 10, 2002.)

     3. Mezzanine Bridge Facility Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as borrower, Rasmala Distribution (Bermuda) Limited as guarantor and Capital Trust N.V. as lender. (Incorporated herein by reference to Exhibit (b)(2) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

     4. Investor Loan Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as parent, Rasmala Distribution (Bermuda) Limited as guarantor and arranged by Rasmala Buyout Fund LP. (Incorporated herein by reference to Exhibit (b)(3) to the Schedule
        TO filed with respect to Aramex International Limited on January 10, 2002.)

     5. Intragroup Loan Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as lender and Rasmala Distribution (Bermuda) Limited as borrower. (Incorporated herein by reference to Exhibit (b)(4) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

     6. Agreement and Plan of Amalgamation dated January 3, 2002 by and among Rasmala Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited and Aramex International Limited. (Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

     7. Voting and Tender Agreement dated January 3, 2002 among Rasmala Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited, Fadi Ghandour, Rula Ghandour and William Kingson. (Incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

     8. Confidentiality Agreement, dated September 12, 2001, between Aramex International Limited and Groupe Cupola Luxembourgeoise Holdings S.A. (Incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      Rasmala Distribution (Bermuda) Limited
Dated: January 11, 2002
                                      By: /s/ Arif Naqvi
                                          -------------------------------------
                                      Name: Arif Naqvi
                                            -----------------------------------
                                      Title: Director
                                             ----------------------------------





                                      Rasmala Distribution (Cayman) Limited
Dated: January 11, 2002
                                      By:/s/ Arif Naqvi
                                         --------------------------------------
                                      Name: Arif Naqvi
                                            -----------------------------------
                                      Title: Director
                                             ----------------------------------





                                      Rasmala Buyout Fund LP
Dated: January 11, 2002
                                      By:/s/ Arif Naqvi
                                         --------------------------------------
                                      Name: Arif Naqvi
                                            -----------------------------------
                                      Title: Director
                                             ----------------------------------





                                      Rasmala General Partners II Limited
Dated: January 11, 2002
                                      By:/s/ Arif Naqvi
                                         --------------------------------------
                                      Name: Arif Naqvi
                                            -----------------------------------
                                      Title: Director
                                             ----------------------------------

                                     Rasmala Partners Ltd.
Dated: January 11, 2002
                                     By:/s/ Ali Samir al Shihabi
                                        -------------------------------
                                     Name: Ali Samir al Shihabi
                                           ----------------------------
                                     Title: Director
                                            ----------------------------------





Dated: January 11, 2002              /s/ Ali Samir al Shihabi
                                     -----------------------------------------
                                     Ali Samir al Shihabi





Dated: January 11, 2002              /s/ Imtiaz Hydari
                                     -----------------------------------------
                                     Imtiaz Hydari





Dated: January 11, 2002              /s/ Syed Salman Mahdi
                                     -----------------------------------------
                                     Syed Salman Mahdi





Dated: January 11, 2002              /s/ Shirish Saraf
                                     -----------------------------------------
                                     Shirish Saraf





Dated: January 11, 2002              /s/ Arif Naqvi
                                     -----------------------------------------
                                     Syed Arif Masood Naqvi






                                     Groupe Cupola Luxembourgeoise Holdings S.A.
Dated: January 11, 2002
                                     By:/s/ Arif Naqvi
                                        --------------------------------------
                                     Name: Arif Naqvi
                                           -----------------------------------
                                     Title: Chief Executive Officer
                                            ----------------------------------

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated January 11, 2002 by and among Rasmala Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited, Rasmala Buyout Fund LP, Groupe Cupola Luxembourgeoise Holdings S.A., Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Arif
Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf.

2. Senior Bridge Facility Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as borrower, Rasmala Distribution (Bermuda) Limited as guarantor and SHUAA Capital p.s.c. as lender. (Incorporated herein by reference to Exhibit (b)(1) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

3. Mezzanine Bridge Facility Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as borrower, Rasmala Distribution (Bermuda) Limited as guarantor and Capital Trust N.V. as lender. (Incorporated herein by reference to Exhibit (b)(2) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

4. Investor Loan Agreement, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited as parent, Rasmala Distribution (Bermuda) Limited as guarantor and arranged by Rasmala Buyout Fund LP. (Incorporated herein by reference to Exhibit (b)(3) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

5. Intragroup Loan Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as lender and Rasmala Distribution (Bermuda) Limited as borrower. (Incorporated herein by reference to Exhibit (b)(4) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

6. Agreement and Plan of Amalgamation dated January 3, 2002 by and among Rasmala Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited and
Aramex International Limited. (Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

7. Voting and Tender Agreement dated January 3, 2002 among Rasmala
Distribution (Cayman) Limited, Rasmala Distribution (Bermuda) Limited, Fadi Ghandour, Rula Ghandour and William Kingson. (Incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

8. Confidentiality Agreement, dated September 12, 2001, between Aramex International Limited and Groupe Cupola Luxembourgeoise Holdings S.A. (Incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed with respect to Aramex International Limited on January 10, 2002.)

                                   SCHEDULE I

(1) The name of each director and each executive officer of Purchaser is set forth below. Directors of Purchaser are indicated by an asterisk.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------

1. Imtiaz Hussain Hydari*        Group President, Groupe Cupola                             United Kingdom
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Imtiaz Hydari has been Group President of Groupe Cupola
                                 since 1999. Groupe Cupola, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Imtiaz Hydari is a Management
                                 Committee Member of Rasmala Partners Ltd., which
                                 provides services relating to managing and advising in
                                 investments and investment funds, undertaking corporate
                                 finance activities, and establishing various leveraged
                                 buy-out funds since January 2002. Before this, Imtiaz
                                 Hydari was the Managing Director at Trade Serve
                                 Investments, Ltd., a management and consultancy company
                                 from 1996 to 1998.

2. Arif Naqvi*                   Chief Executive Officer, Groupe Cupola                     Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Managing Partner, Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Since 1994, Arif Naqvi has been the Chief Executive
                                 Officer of Groupe Cupola. Groupe Cupola, through its
                                 subsidiaries, primarily conducts business in the Middle
                                 East region, focusing on the retail, consumer,
                                 engineering and information sectors. Since November
                                 2001, Arif Naqvi is also Managing Director of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds.

3. Ali Samir al Shihabi*         Chairman                                                   Saudi Arabia
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Chairman, iHilal Holdings Ltd.
                                 P.O. Box 500017
                                 Dubai Internet City
                                 Building No. 2, Office GO-2
                                 Dubai
                                 United Arab Emirates

                                 Director and Chairman of Board Management Committee,
                                 Saudi Hollandi Bank
                                 P.O. Box 1467
                                 Riyadh 11431
                                 Saudi Arabia

                                 Ali Samir al Shihabi is Chairman of Rasmala Partners
                                 Ltd., which provides services relating to managing and
                                 advising in investments and investment funds,
                                 undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds, since
                                 1999. He has also been a Chairman of iHilal Holdings
                                 Ltd., an Internet distributor of third-party financial
                                 service products, since 1999, and both a Director and
                                 the Chairman of the Board Management Committee of Saudi
                                 Hollandi Bank since 1990. From 1987 to 1998, Ali Samir
                                 al Shihabi was the Managing Director of Treasury at the
                                 Mawarid Group. From 1990 until 1998, Ali Samir al
                                 Shihabi was a director of Orbit Communications Co., a
                                 satellite television company.

(2) The name of each director and each executive officer of Parent is set forth below. Directors of Parent are indicated by an asterisk.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------

1. Ali Samir al Shihabi*         Chairman                                                   Saudi Arabia
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Chairman, iHilal Holdings Ltd.
                                 P.O. Box 500017
                                 Dubai Internet City
                                 Building No. 2, Office GO-2
                                 Dubai
                                 United Arab Emirates

                                 Director and Chairman of Board Management Committee,
                                 Saudi Hollandi Bank
                                 P.O. Box 1467
                                 Riyadh 11431
                                 Saudi Arabia

                                 Ali Samir al Shihabi is Chairman of Rasmala Partners
                                 Ltd., which provides services relating to managing and
                                 advising in investments and investment funds,
                                 undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds, since
                                 1999. He has also been a Chairman of iHilal Holdings
                                 Ltd., an Internet distributor of third-party financial
                                 service products, since 1999, and both a Director and
                                 the Chairman of the Board Management Committee of Saudi
                                 Hollandi Bank since 1990. From 1987 to 1998, Ali Samir
                                 al Shihabi was the Managing Director of Treasury at the
                                 Mawarid Group. From 1990 until 1998, Ali Samir al
                                 Shihabi was a director of Orbit Communications Co., a
                                 satellite television company.

2. Imtiaz Hussain Hydari*        Management Committee Member                                United Kingdom
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Group President, Groupe Cupola
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Imtiaz Hydari has been Group President of Groupe Cupola
                                 since 1999. Groupe Cupola, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Imtiaz Hydari is a Management
                                 Committee Member of Rasmala Partners Ltd., which
                                 provides services relating to managing and advising in
                                 investments and investment funds, undertaking corporate
                                 finance activities, and establishing various leveraged
                                 buy-out funds since January 2002. Before this, Imtiaz
                                 Hydari was the Managing Director at Trade Serve
                                 Investments, Ltd., a management and consultancy company
                                 from 1996 to 1998.

3. Salman Mahdi*                 Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Director of Dubai Representative Office & Institutional
                                 Group, Union Bancaire Privee Twin Towers
                                 18th Floor
                                 P.O. Box 33778, Deira Dubai
                                 United Arab Emirates
                                 +971-4-221-5315

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Salman Mahdi is a Management Committee Member of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Salman Mahdi has been a Director of Dubai
                                 Representative Office & Institutional Group, Union
                                 Bancaire Privee, a banking and asset management company,
                                 since June 1998. Prior to this, Salman Mahdi was a Vice
                                 President of Merrill Lynch International & Co., an
                                 investment advisory from June 1994.

4. Arif Naqvi*                   Chief Executive Officer, Groupe Cupola                     Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Managing Partner, Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Since 1994, Arif Naqvi has been the Chief Executive
                                 Officer of Groupe Cupola. Groupe Cupola, through its
                                 subsidiaries, primarily conducts business in the Middle
                                 East region, focusing on the retail, consumer,
                                 engineering and information sectors. Since November
                                 2001, Arif Naqvi is also Managing Director of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds.

5. Shirish Saraf*                Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Director, Memo Express Services LLC
                                 P.O. Box 13001
                                 Sheikh Mariam Building
                                 Mezzanine Floor
                                 Offices 5, 6
                                 Karama, Dubai
                                 United Arab Emirates
                                 +971-4-336-4400

                                 Shirish Saraf is a Management Committee Member of
                                 Rasmala Partners Ltd., which provides services relating
                                 to managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Shirish Saraf has been a director of Memo
                                 Express Services LLC, a courier company, since May 2001.
                                 Shirish Saraf was Chief Executive of Oriel Investment
                                 Company LLC, an investment banking company based in the
                                 United Arab Emirates from March 1997 to December 2001.
                                 From June 1998 to December 1998, Shirish Saraf was a
                                 director of Al Ahlia Capital Markets SAOC, an investment
                                 banking company. From March 1997 to September 1997, he
                                 was a director of Commercial Bank of Oman SAOG. From
                                 March 1994 until March 1997, Shirish was an Assistant
                                 Vice President at TAIB Bank E.C., an investment banking
                                 company.

(3) The name of each director and each executive officer of Groupe Cupola is set forth below. Directors of Groupe Cupola are indicated by an asterisk.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------

1. Ahmed Abdullah al-Malik*      Groupe Cupola                                              Saudi Arabia
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Ericsson-SAAB
                                 Torshamnsgatan 32C, Kista
                                 SE-164 84 Stockholm
                                 Sweden

                                 PallMall Partners
                                 34a Queen Anne's Gate
                                 London SW1H
                                 SW1H 9AB
                                 England

                                 Ahmed Abdullah al-Malik has been a Senior Advisor and a
                                 member of Groupe Cupola's Board of Directors since 1998.
                                 Groupe Cupola, through its subsidiaries, primarily
                                 conducts business in the Middle East region focusing on
                                 the retail, consumer, engineering and information
                                 sectors. Ahmed Abdullah al-Malik has been a senior
                                 advisor at Ericsson-SAAB, suppliers of avionics, since
                                 2000. Ahmed Abdullah al-Malik has been a Partner of
                                 PallMall Partners, international investment advisors,
                                 since 2000. From 1998 to 2001, Ahmed Abdullah al-Malik
                                 was a Senior Advisor of Sumitomo Corporation,
                                 commodities traders. Ahmed Abdullah al-Malik has been a
                                 Chairman of MARS Technologies, a computer hardware
                                 company, since 1998. From 1997 to 1999, Ahmed Abdullah
                                 al-Malik was a Senior Advisor for Boeing, a leading
                                 aerospace company.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
2. Abdullah Basodan*             Groupe Cupola                                              Saudi Arabia
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Vice Chairman, Global Finance Inc.
                                 Saudi Business Centre
                                 Office 1301
                                 Medinah Road
                                 Jeddah
                                 Saudi Arabia
                                 +966-2-652-4744

                                 Abdullah Basodan has been a director of Groupe Cupola
                                 since 2000. Groupe Cupola through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Since 1996, Abdullah Basodan has
                                 served as Vice Chairman of Global Finance, an investment
                                 company. From 1991 to 1999, Abdullah Basodan was the
                                 President and CEO of Nimir Petroleum, an oil company.

3. Ziad Abdulla Galadari*        Groupe Cupola                                              United Arab Emirates
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Galadari Sons Trading LLC
                                 P.O. Box 7992
                                 Dubai
                                 United Arab Emirates
                                 +971-4-393-7700

                                 Ziad Abdulla Galadari has been an active advisor to
                                 Groupe Cupola in legal affairs since 1999. Groupe
                                 Cupola, through its subsidiaries, primarily conducts
                                 business in the Middle East region focusing on the
                                 retail, consumer, engineering and information sectors.
                                 Ziad Abdulla Galadari has been the owner of Galadari
                                 Sons Trading LLC and Galadari Sons International LLC,
                                 manufacturing and trading companies, since 1980.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
4. Imtiaz Hussain Hydari*        Management Committee Member                                United Kingdom
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Group President, Groupe Cupola
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Imtiaz Hydari has been Group President of Groupe Cupola
                                 since 1999. Groupe Cupola, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Imtiaz Hydari is a Management
                                 Committee Member of Rasmala Partners Ltd., which
                                 provides services relating to managing and advising in
                                 investments and investment funds, undertaking corporate
                                 finance activities, and establishing various leveraged
                                 buy-out funds since January 2002. Before this, Imtiaz
                                 Hydari was the Managing Director at Trade Serve
                                 Investments, Ltd., a management and consultancy company
                                 from 1996 to 1998.

5. Saud Abdulaziz Kanoo*         Director, Yusuf Bin Ahmed Kanoo LLC                        Saudi Arabia
                                 P.O. Box 45
                                 Manama
                                 Bahrain
                                 +973-209-269

                                 Saud Abdulaziz Kanoo has been the Director of Yusuf Bin
                                 Ahmed Kanoo LLC since October 1984. The Kanoo Group is
                                 one of the Middle East's leading diversified trading
                                 groups with operations and joint ventures in trading,
                                 shipping, industry and insurance.

6. Zahi W. Khouri*               Chairman, CEO, National Beverage Company Limited           United States of America
                                 P.O. Box 1395
                                 care National Beverage Co.
                                 Ramallah-West Bank, Palestine
                                 +970-2-298-7559

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Vice Chairman, Palestine Telecom
                                 P.O. Box 1570
                                 Nablus, Palestine
                                 +9-237-6225

                                 Zahi W. Khouri has been the Vice Chairman of Palestine
                                 Telecom, a telecommunications company, since 1998. Zahi
                                 W. Khouri also serves as the Chairman and CEO of
                                 National Beverage Company Limited, the licensee of
                                 Coca-Cola in Palestine from 1997 to the present and is
                                 Chairman of Intram Investments Inc., an investment
                                 company, since 1993.

7. Izzat Majeed*                 Chief Executive, Alyph Limited                             Pakistan
                                 4 Half Moon Street
                                 London W1Y 7RA
                                 United Kingdom
                                 +44-20-7872-7840

                                 Since 1992, Izzat Majeed has been the Chief Executive of
                                 Alyph Limited, a UK-based investment company involved
                                 primarily in greenfield industrial and infrastructure
                                 investment projects globally.

8. Arif Naqvi*                   Chief Executive Officer, Groupe Cupola                     Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Managing Partner, Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Since 1994, Arif Naqvi has been the Chief Executive
                                 Officer of Groupe Cupola. Groupe Cupola, through its
                                 subsidiaries, primarily conducts business in the Middle
                                 East region, focusing on the retail, consumer,
                                 engineering and information sectors. Since November
                                 2001, Arif Naqvi is also Managing Director of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds.

9. Waqar Hassan Siddique*        Managing Director, Groupe Cupola                           Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Since 1995, Waqar Hassan Siddique has been the Managing
                                 Director of Corporate Affairs for Groupe Cupola. Groupe
                                 Cupola, through its subsidiaries, primarily conducts
                                 business in the Middle East region, focusing on the
                                 retail, consumer, engineering and information sectors.

(4) The name of each director and each executive officer of Rasmala General Partners II Limited is set forth below. Directors of Rasmala General Partners II Limited are indicated by an asterisk.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------

1. Ali Samir al Shihabi*         Chairman                                                   Saudi Arabia
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Chairman, iHilal
                                 P.O. Box 500017
                                 Dubai Internet City
                                 Building No. 2, Office 603, Dubai
                                 United Arab Emirates

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Director and Chairman of Board Management Committee,
                                 Saudi Hollandi Bank
                                 P.O. Box 1467
                                 Riyadh 11431
                                 Saudi Arabia

                                 Ali Samir al Shihabi is Chairman of Rasmala Partners
                                 Ltd., which provides services relating to managing and
                                 advising in investments and investment funds,
                                 undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds, since
                                 1999. He has also been a Chairman of iHilal Holdings
                                 Ltd., and Internet distributor of third-party financial
                                 services products, since 1999, and both a Director and
                                 the Chairman of the Board Management Committee of Saudi
                                 Hollandi Bank since 1990. From 1987 to 1998, Ali Samir
                                 al Shihabi was the Managing Director of Treasury at the
                                 Mawarid Group. From 1990 until 1998, Ali Samir al
                                 Shihabi was a director of Orbit Communications Co., a
                                 satellite television company.

2. Imtiaz Hussain Hydari*        Management Committee Member                                United Kingdom
                                 Rasmala Partners Ltd
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Group President, Groupe Cupola
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Imtiaz Hydari has been Group President of Groupe Cupola
                                 since 1999. Groupe Cupola, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Imtiaz Hydari is a Management
                                 Committee Member of Rasmala Partners Ltd., which
                                 provides services relating to managing and advising in
                                 investments and investment funds, undertaking corporate
                                 finance activities, and establishing various leveraged
                                 buy-out funds since January 2002. Before this, Imtiaz
                                 Hydari was the Managing Director at Trade Serve
                                 Investments, Ltd., a management and consultancy company
                                 from 1996 to 1998.

3. Salman Mahdi*                 Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Director of Dubai Representative Office & Institutional
                                 Group, Union Bancaire Privee Twin Towers
                                 18th Floor
                                 P.O. Box 33778, Deira Dubai
                                 United Arab Emirates
                                 + 971-4-221-5315

                                 Salman Mahdi is a Management Committee Member of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Salman Mahdi has been a Director of Dubai
                                 Representative Office & Institutional Group, Union
                                 Bancaire Privee, a banking and asset management company,
                                 since June 1998. Prior to this, Salman Mahdi was a Vice
                                 President of Merrill Lynch International & Co., an
                                 investment advisory from June 1994.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
4. Arif Naqvi*                   Chief Executive Officer, Groupe Cupola                     Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Managing Partner, Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Since 1994, Arif Naqvi has been the Chief Executive
                                 Officer of Groupe Cupola. Groupe Cupola, through its
                                 subsidiaries, primarily conducts business in the Middle
                                 East region, focusing on the retail, consumer,
                                 engineering and information sectors. Since November
                                 2001, Arif Naqvi is also Managing Director of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds.

5. Shirish Saraf*                Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Director, Memo Express Services LLC
                                 P.O. Box 13001
                                 Sheikh Mariam Building
                                 Mezzanine Floor
                                 Offices 5, 6
                                 Karama, Dubai
                                 United Arab Emirates
                                 +971-4-336-4400

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Shirish Saraf is a Management Committee Member of
                                 Rasmala Partners Ltd., which provides services relating
                                 to managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Shirish Saraf has been a director of Memo
                                 Express Services LLC, a courier company, since May 2001.
                                 Shirish Saraf was Chief Executive of Oriel Investment
                                 Company LLC, an investment banking company based in the
                                 United Arab Emirates from March 1997 to December 2001.
                                 From June 1998 to December 1998, Shirish Saraf was a
                                 director of Al Ahlia Capital Markets SAOC, an investment
                                 banking company. From March 1997 to September 1997, he
                                 was a director of Commercial Bank of Oman SAOG. From
                                 March 1994 until March 1997, Shirish was an Assistant
                                 Vice President at TAIB Bank E.C., an investment banking
                                 company.

(5) The name of each director and each executive officer of Rasmala Partners Ltd. is set forth below. Directors of Rasmala Partners Ltd. are indicated by an asterisk.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------

1. Abdulaziz Hamad al Fahad*     Lawyer, Law Office of                                      Saudi Arabia
                                 Abdulaziz Hamad al Fahad
                                 Jarir Plaza, Olaya Street
                                 Riyadh
                                 Saudi Arabia

                                 Abdulaziz al Fahad is a lawyer with his own practice
                                 since 1985, the Law Office of Abdulaziz Hamad al Fahad.

2. Ali Samir al Shihabi*         Chairman and Managing Partner,                             Saudi Arabia
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Chairman, iHilal
                                 P.O. Box 500017
                                 Dubai Internet City
                                 Building No. 2, Office 603, Dubai
                                 United Arab Emirates

                                 Director and Chairman of Board Management Committee,
                                 Saudi Hollandi Bank
                                 P.O. Box 1467
                                 Riyadh 11431
                                 Saudi Arabia

                                 Ali Samir al Shihabi is Chairman of Rasmala Partners
                                 Ltd., which provides services relating to managing and
                                 advising in investments and investment funds,
                                 undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds, since
                                 1999. He has also been the Chairman of iHilal Holdings
                                 Ltd., an Internet distributor of third-party financial
                                 services products, since 1999 and both a Director and
                                 the Chairman of the Board Management Committee of Saudi
                                 Hollandi Bank since 1990. From 1987 to 1998, Ali Samir
                                 al Shihabi was the Managing Director of Treasury at the
                                 Mawarid Group. From 1990 until 1998, Ali Samir al
                                 Shihabi was a director of Orbit Communications Co., a
                                 satellite television company.

3. Andrew Coulton*               Managing Director, Deutsche Bank AG                        United Kingdom
                                 7th Floor, 1 Appold Street
                                 London, EC2A 2HE
                                 United Kingdom

                                 Andrew Coulton is a Managing Director at Deutsche
                                 Bank AG, an investment bank, since 2000, and previously
                                 worked as a Managing Director at Deutsche Bank AG from
                                 August 1995 to April 1998. From July 1998 to October
                                 2000, he was a Director at Rossmoyne Capital Advisors,
                                 financial advisors.

4. Imtiaz Hussain Hydari*        Management Committee Member                                United Kingdom
                                 Rasmala Partners Ltd
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Group President, Groupe Cupola
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Imtiaz Hydari has been Group President of Groupe Cupola
                                 since 1999. Groupe Cupola, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. Imtiaz Hydari is a Management
                                 Committee Member of Rasmala Partners Ltd., which
                                 provides services relating to managing and advising in
                                 investments and investment funds, undertaking corporate
                                 finance activities, and establishing various leveraged
                                 buy-out funds since January 2002. Before this, Imtiaz
                                 Hydari was the Managing Director at Trade Serve
                                 Investments, Ltd., a management and consultancy company
                                 from 1996 to 1998.

5. Salman Mahdi*                 Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 3114
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Director of Dubai Representative office of Institutional
                                 Group, Union Bancaire Privee
                                 Twin Towers
                                 18th Floor
                                 P.O. Box 33778, Deira Dubai
                                 United Arab Emirates
                                 +971-4-221-5315

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Salman Mahdi is a Management Committee Member of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Salman Mahdi has been a Director of Dubai
                                 Representative Office & Institutional Group, Union
                                 Bancaire Privee, a banking and asset management company,
                                 since June 1998. Prior to this, Salman Mahdi was a Vice
                                 President of Merrill Lynch International & Co., an
                                 investment advisory from June 1994.

6. Arif Naqvi*                   Chief Executive Officer, Groupe Cupola                     Pakistan
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Managing Partner,
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road
                                 Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Since 1994, Arif Naqvi has been the Chief Executive
                                 Officer of Groupe Cupola. Groupe Cupola, through its
                                 subsidiaries, primarily conducts business in the Middle
                                 East region, focusing on the retail, consumer,
                                 engineering and information sectors. Since November
                                 2001, Arif Naqvi is also Managing Director of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
7. Shirish Saraf*                Management Committee Member                                India
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Director, Memo Express Services LLC
                                 P.O. Box 13001
                                 Sheikh Mariam Building
                                 Mezzanine Floor
                                 Offices 5, 6
                                 Karama, Dubai
                                 United Arab Emirates
                                 +971-4-336-4400

                                 Shirish Saraf is a Management Committee Member of
                                 Rasmala Partners Ltd., which provides services relating
                                 to managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds since
                                 January 2002. Shirish Saraf has been a director of Memo
                                 Express Services LLC, a courier company, since May 2001.
                                 Shirish Saraf was Chief Executive of Oriel Investment
                                 Company LLC, an investment banking company based in the
                                 United Arab Emirates from March 1997 to December 2001.
                                 From June 1998 to December 1998, Shirish Saraf was a
                                 director of Al Ahlia Capital Markets SAOC, an investment
                                 banking company. From March 1997 to September 1997, he
                                 was a director of Commercial Bank of Oman SAOG. From
                                 March 1994 until March 1997, Shirish was an Assistant
                                 Vice President at TAIB Bank E.C., an investment banking
                                 company.

8. Humayun Shahryar              Vice President, Rasmala Partners Ltd.                      India
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                     BUSINESS ADDRESS, AND BUSINESS TELEPHONE NUMBER;
NAME                             OTHER MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
----                             --------------------------------------------------------   -----------
                                 Humayun Shahryar has been Vice President of Rasmala
                                 Partners Ltd., which provides services relating to
                                 managing and advising in investments and investment
                                 funds, undertaking corporate finance activities, and
                                 establishing various leveraged buy-out funds, since
                                 January 2002. From October 2000 through December 2001,
                                 he was Vice President of Groupe Cupola Luxembourgeoise
                                 Holdings S.A., which, through its subsidiaries,
                                 primarily conducts business in the Middle East region,
                                 focusing on the retail, consumer, engineering and
                                 information sectors. From January 1999 through May 2000,
                                 Humayun Shahryar was a Manager at Mashreq Bank p.s.c., a
                                 banking company, and between February 1998 and December
                                 1998, he was an Energy Specialist at the consulting firm
                                 of McKinsey & Company, Inc. Prior to his employment
                                 there, he was an Assistant Vice President at Brisk
                                 Securities Ltd., an investment bank.

9. Mohammed Ali Saya             Group Chief Financial Officer,                             Canada and Pakistan
                                 Rasmala Partners Ltd.
                                 P.O. Box 31145
                                 Emirates Towers Offices
                                 10th Floor, Suite 10A
                                 Sheikh Zayed Road, Dubai
                                 United Arab Emirates
                                 +971-4-330-3433

                                 Mohammed Ali Saya has been the Chief Financial Officer
                                 of Rasmala Partners Ltd., whose principal business is
                                 the management of private equity funds, since September
                                 15, 2000. Prior to that, Mohammed Ali Saya was the
                                 Managing Director of Mawarid Holding Co., a holding
                                 company, and from 1989 through 1998, He worked at the
                                 Mawarid Holding Co. as Deputy Managing Director.